EX-28.h.4.i.

AMENDED AND RESTATED FEE WAIVER AND/OR EXPENSE ASSUMPTION AGREEMENT

AMENDED AND RESTATED FEE WAIVER AND/OR EXPENSE ASSUMPTION AGREEMENT made this 18th day of December, 2019, between DFA Investment Dimensions Group Inc., a Maryland corporation (“DFAIDG”), on behalf of the Emerging Markets Value Portfolio, and Dimensional Fund Advisors LP, a Delaware limited partnership (“DFA”), and between Dimensional Investment Group Inc., a Maryland corporation (“DIG,” and together with DFAIDG, the “Fund”), on behalf of the DFA International Value Portfolio (the portfolios of DFAIDG and DIG are referred to individually as a “Portfolio,” and together, the “Portfolios”), and DFA, amending and restating certain waiver agreements previously entered into by the Fund and DFA.

WHEREAS, DFA has entered into Investment Management Agreements with the Fund, pursuant to which DFA provides various services for the Portfolios, and for which DFA is compensated based on the average net assets of such Portfolios; and

WHEREAS, the Fund and DFA have determined that it is appropriate and in the best interests of each Portfolio and its shareholders to limit the fees of the Portfolios and the expenses of the Class R2 shares of each Portfolio;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver and/or Expense Assumption by DFA.

(a)

(i)        DFA agrees to waive all or a portion of the Emerging Markets Value Portfolio’s management fee to the extent necessary to limit the total management fees paid to DFA by the Portfolio, including the proportionate share of the management fees the Portfolio pays indirectly through its investment in other funds managed by DFA, except for the fees paid indirectly through its investment of securities lending cash collateral in The DFA Short Term Investment Fund, to the annual rate of 0.45% of the aggregate net asset value of the Portfolio.

(ii)        In connection with Class R2 shares of the Emerging Markets Value Portfolio of DFAIDG, DFA also agrees to assume certain expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) for Class R2 shares of the Portfolio, such assumption of expenses as detailed on Schedule A of this Agreement, to the extent necessary to limit the annualized expenses (excluding the expenses the Portfolio incurs indirectly through investment in other investment companies) of Class R2 shares of the Portfolio to the rate reflected in Schedule A of this Agreement for Class R2 shares of the Portfolio (“Annualized Expense Ratio”).

(b)

(i)        DFA agrees to waive all or a portion of the DFA International Value Portfolio’s management fee to the extent necessary to limit the total management fees paid to DFA by the Portfolio, including the proportionate share of the management fees the Portfolio pays indirectly through its investment in other funds managed by DFA, except for the fees paid indirectly through its investment of securities lending cash collateral in The DFA Short Term Investment Fund, to the annual rate of 0.35% of the aggregate net asset value of the Portfolio.

(ii)        In connection with Class R2 shares of the DFA International Value Portfolio of DIG, DFA also agrees to assume certain expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) for Class R2 shares of the Portfolio, such assumption of expenses as detailed on Schedule A of this Agreement, to the extent necessary to limit the annualized expenses (excluding the expenses the Portfolio incurs indirectly through investment in other investment companies) of Class R2 shares of the Portfolio to the rate reflected in Schedule A of this Agreement for Class R2 shares of the Portfolio (“Annualized Expense Ratio”).

3.

Duty to Reimburse DFA. If, at any time, annualized expenses of the Class R2 shares of a Portfolio are less than the Annualized Expense Ratio listed on Schedule A of this Agreement, the Fund, on behalf of a Portfolio, shall reimburse DFA for any expenses previously assumed to the extent that the amount of such reimbursement does not cause the Annualized Expense Ratio of the Class R2 shares of a Portfolio to exceed the limit on Schedule A of this Agreement. Except, there shall be no obligation for the Fund, on behalf of a Portfolio, to reimburse DFA for fees waived in connection with the fee waivers described in Sections 1(a)(i) and 1(b)(i) of this Agreement. Also, there shall be no obligation of the Fund, on behalf of a Portfolio, to reimburse DFA for expenses that were assumed by DFA more than thirty-six months prior to the date of any such reimbursement.

4.	Assignment. No assignment of this Agreement shall be made by DFA without the prior consent of the Fund.

5.

Duration and Termination. This Agreement shall begin on February 28, 2020, and shall continue in effect until February 28, 2021 for each class of a Portfolio, and shall continue in effect from year to year thereafter for each class of a Portfolio, unless and until the Fund or DFA notifies the other party to the Agreement, at least thirty days prior to the end of the one-year period for a class of a Portfolio, of its intention to terminate the Agreement for that class of a Portfolio. Notwithstanding this Section 5, the fee waivers described in Sections 1(a)(i) and 1(b)(i) of this Agreement for each Portfolio shall remain in effect permanently, unless terminated by the Fund. This Agreement shall automatically terminate, with respect to a Portfolio, upon the termination of the Investment Management Agreement, as applicable, between DFA and the Fund, on behalf of such Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written.

DFA INVESTMENT DIMENSIONS GROUP INC.	DIMENSIONAL FUND ADVISORS LP

By: DIMENSIONAL HOLDINGS INC., General Partner

By: /s/ Ryan Buechner	By: /s/ Gregory K. Hinkle

Name: Ryan Buechner	Name: Gregory K. Hinkle

Title: Vice President	Title: Chief Financial Officer and Vice President

DIMENSIONAL INVESTMENT GROUP INC.

By: /s/ Carolyn O

Name: Carolyn O

Title: Vice President

SCHEDULE A

Portfolio	Annualized Expense Ratio (as a percentage of average net assets)

DFAIDG
Emerging Markets Value Portfolio – Class R2	0.96%*

DIG
DFA International Value Portfolio – Class R2	0.79%*

*

DFA has agreed to assume the Portfolio’s direct expenses (excluding management fees and custodian fees) to the extent necessary to limit the expenses of a class of the Portfolio to the rate listed above for such class of the Portfolio.

Dated: December 18, 2019